BONTAN CORPORATION INC.

BONTAN ANNOUNCES CHANGES IN THE TERMS OF ITS OUTSTANDING WARRANTS

TORONTO, ON –March 3, 2008, Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan” or “the Company”) today announced that the Board of Directors of the Company (“the Board”) approved changes in the terms of warrants issued under its 2006 Private Placement.

On April 13, 2006, the Company completed a private placement under which it issued 11,440,000 warrants which can be converted into equal number of Common shares of the Company at an exercise price of US$0.35 per warrant. As of today, 11,124,460 warrants have not yet been exercised. These warrants will expire between March 8, 2008 and April 15, 2008.

The Board acknowledges the fact that the Company is still looking for suitable business opportunities and as a result, the participants of the 2006 private placement have not had an opportunity to exercise their warrants. The Board has therefore approved the following items to the terms of these warrants:

1.

The expiry period of these warrants is extended by 9 months from the current expiry date.

2.

The exercise price remains at US$0.35 per warrant.

3.

If following April 15, 2008, the closing price of Bontan’s common shares exceeds US$0.50 for 20 consecutive business days, then the warrant term shall be reduced at the Company’s discretion and the warrants will expire on the date that is 20 business days following the issuance of a press release announcing the reduced warrant term.

4.

Warrant holders do not have to return the certificates representing their warrants to effect this change.

The common shares issuable upon exercise of the warrants will have no hold period.

Bontan currently has 28,745,743 Common shares issued and outstanding and holds approximately $6 million in cash and short term marketable investments with no significant debts or liabilities.

About Bontan Corporation Inc.

Bontan Corporation Inc. (“the Company”) is a diversified natural resource company and management has recently broadened the Company’s business operations to look for suitable projects in all sectors including high technology, health care and natural resources.

The Company focuses on projects where the other project partners have proven experience in handling the project successfully and profitably.

For further information, please contact Kam Shah, CEO and CFO, at 416-929-1806. For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200.